UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
UTC PUERTO RICO SAVINGS PLAN
(Full title of the plan)
RAYTHEON TECHNOLOGIES CORPORATION
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer's principal executive offices)

UTC PUERTO RICO SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2020

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the UTC Puerto Rico Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UTC Puerto Rico Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 17, 2021

We have served as the Plan’s auditor since 2002.

UTC PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019
Assets:
Investments, at fair value	$61,293,094	$37,838,818
Contributions receivable:
Participants'	78,312	69,700
Employer's	35,578	30,262
Notes receivable from participants	3,063,198	3,106,525
Net assets available for benefits	$64,470,182	$41,045,305

The accompanying notes are an integral part of these financial statements.

UTC PUERTO RICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020
Additions to net assets attributed to:
Investment income:
Interest	$7,306
Dividends	1,459,613
Net appreciation in fair value of investments	2,820,451
Contributions:
Participants'	5,768,005
Employer's	2,602,182
Interest income on notes receivable from participants	179,317
Total additions	12,836,874
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	7,224,237
Total deductions	7,224,237
Net increase prior to transfers	5,612,637
Plan transfers:
Assets transferred from Pratt & Whitney plan (Note 1)	17,812,240
Net increase	23,424,877
Net assets available for benefits December 31, 2019	41,045,305
Net assets available for benefits December 31, 2020	$64,470,182
The accompanying notes are an integral part of these financial statements.

UTC PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The UTC Puerto Rico Savings Plan, formerly known as the Hamilton Sundstrand de Puerto Rico Savings Plan (the Plan), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (ERISA), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of Raytheon Technologies Corporation (RTC or Employer).
On April 3, 2020, United Technologies Corporation (UTC) and Raytheon Company (Raytheon) completed their previously announced merger in an all-stock merger of equals (the Raytheon Merger), following the completion by UTC of the separation of its business into three independent, publicly traded companies - UTC, Carrier Global Corporation (Carrier) and Otis Worldwide Corporation (Otis) (such separations, the "Separation Transactions"). Upon closing of the Raytheon Merger, UTC's name has changed to "Raytheon Technologies Corporation," and its shares of common stock began trading as of April 3, 2020 on the New York Stock Exchange under the ticker symbol "RTX." Although the name of the company has changed, the Plan continues to operate under the UTC Puerto Rico Plan name because it covers only employees who are employed by the legacy UTC entity and remains separate from plans sponsored by the former Raytheon Company. The name of the UTC Common Stock Fund was updated on April 3, 2020, to the RTX Stock Fund.
In connection with the Separation Transactions, UTC shareowners received shares of Carrier and Otis common stock as a special dividend. These shares were sold upon receipt and RTX common stock was purchased.
The Pratt & Whitney Puerto Rico, Inc. Retirement Plan merged into the UTC Puerto Rico Savings Plan effective February 6, 2020 resulting in the transfer of net assets of $17.8 million into the Plan on February, 7 2020, all of which were investments. Effective January 1, 2020, participants of the Pratt & Whitney Puerto Rico, Inc. Retirement Plan became eligible to participate in the Plan.
The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from RTC.
Trustee and Recordkeeper. Banco Popular de Puerto Rico is the Plan's Trustee. State Street Bank and Trust is the Plan's Custodian and holds all of the Plan's assets. Alight Solutions LLC is the Plan's Recordkeeper and performs participant account recordkeeping services.
Contributions and Vesting. Participants may elect to contribute up to the lesser of 40% of pre-tax eligible compensation, as defined, or $15,000. Participants may also make additional after-tax contributions of up to 10% of eligible compensation through payroll deductions, subject to statutory and Plan limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2020, the Plan offered sixteen investment options to participants: ten target date retirement funds, a total stock market index fund, an international stock index fund, a total bond market index fund, a money market fund, a target retirement income fund, and RTC common stock.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. New participants are automatically enrolled at a pre-tax deferral rate of 4% of eligible compensation 45 days after date of hire. Participants may opt out of automatic enrollment at any point. The contribution rate will automatically increase by 1% each year thereafter until it reaches 6%. Automatic contributions are invested in an age appropriate target retirement fund. Employer contributions, plus actual earnings thereon become fully vested after two years of Plan participation or three years of continuous service, or earlier upon other events specified in the Plan.
The Employer's matching contribution is 60% of the participant's contributions, up to 6% of eligible compensation, as defined. Employer and participant contributions are deposited into the investment options in accordance with the participants' elections.
Participant Accounts. Each participant's account is credited with (a) the participant's contributions, (b) RTC's contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contribution amounts are used to reduce the Employer's contributions to the Plan. Approximately $35,000 and $11,000 of forfeitures were used to fund a portion of Employer contributions for the years ended December 31, 2020 and 2019, respectively.
Voting Rights. Common stock held in the RTX Stock Fund are voted by the Trustee at shareowner meetings of RTC in accordance with the confidential instructions of the participants whose accounts are invested in that fund. All shares of Employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All RTC common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.
Notes Receivable from Participants. Under the terms of the Plan, participants are allowed to borrow up to the lesser of 50% of their vested account balances or $50,000 (less the amount of the participant's highest outstanding loan balance in the preceding 12 month period), with a minimum loan amount of $1,000, and must repay their loan within five years. In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act in response to the negative impact on the U.S. economy caused by the coronavirus disease 2019 (COVID-19) pandemic. The CARES Act included certain provisions affecting employee benefit plans. The Plan was impacted by certain provisions, including provisions that allowed participants to suspend payments on their loans through December 31, 2020 without causing the loan to become delinquent and go into default. Participants may only have one loan outstanding at a time. New loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 4.25% and 5.75% at December 31, 2020 and December 31, 2019, respectively. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants.
Payment of Benefits. Generally, on termination of service, benefits may be left in the Plan or paid in a lump sum or in installments to a terminating participant. The Plan also adopted the CARES Act provision that allowed participants to take up to a $100,000 distribution from qualified plans between January 1, 2020 and December 31, 2020. Distributions made under this provision in 2020 were approximately $3,992,000. In the case of death of a participant, benefits may be paid to beneficiaries in a lump sum or in installments. Participants are also eligible for hardship withdrawals in accordance with the Plan document.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition. The Plan's investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. See Note 3 for further discussion of how the fair values of the Plan's investments were determined.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.
Net appreciation in the fair value of investments includes realized and unrealized gains and losses.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2020. Investment management fees are included within net appreciation.
Payments of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2020 through the date the financial statements were issued.

NOTE 3 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of those investments:
Short-term investments - Short-term investments represent investments held by the Plan in commingled institutional funds and are valued at the published net asset values (NAV) per unit as of the valuation date. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations and are valued at the NAV per unit as of the valuation date. Although not traded on an active market, the NAVs of the short term investment funds are observable.
Interest-bearing cash – Money market accounts are valued at the NAV per share as quoted by such companies or funds as of the valuation date. The money market accounts that are invested in by the Plan are institutional accounts and are commingled. Although not traded on an active market the NAV is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Mutual funds – Shares held in mutual funds are stated at fair value using the closing market price on the last business day of each period presented.
RTX Stock Fund – The RTX Stock Fund invests in a single stock, RTC common stock. The value of the units credited to participants' RTX Stock Fund account tracks the value of RTC common stock, and this Fund holds certain highly liquid short-term investments, which provide readily available cash to fund participants’ distributions, loans, and investment exchanges. At December 31, 2020, RTX Stock Fund was stated at fair value determined using the closing sales price of RTC common stock as of the valuation date.
The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Short-term investments	$—	$302,012	$—	$302,012
Money market accounts	—	3,285,012	—	3,285,012
RTC common stock	9,619,811	—	—	9,619,811
Mutual funds	48,086,259	—	—	48,086,259
Total	$57,706,070	$3,587,024	$—	$61,293,094

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Short-term investments	$—	$304,032	$—	$304,032
Money market accounts	—	1,196,189	—	1,196,189
RTC common stock	10,305,734	—	—	10,305,734
Mutual funds	26,032,863	—	—	26,032,863
Total	$36,338,597	$1,500,221	$—	$37,838,818

NOTE 4 - RELATED-PARTY TRANSACTIONS
The Custodian manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Plan holds common shares of RTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions. During the year ended December 31, 2020, the Plan purchased shares of RTC common stock in the amount of $16,783,201, sold shares of RTC common stock in the amount of $15,920,996, and had net depreciation in the fair value of the RTC common stock in the amount of $1,579,731, including dividend income of $1,459,613. The total value of the Plan's interest in the RTX Stock Fund was $9,619,811 and 10,305,734 at December 31, 2020 and 2019, respectively.
In addition, certain of the investment options are managed by State Street Global Advisors. Transactions in such investments qualify as exempt party-in-interest transactions. Notes receivable from participants transactions also qualify as party-in-interest transactions.
NOTE 5 - PLAN TERMINATION
Although it has not expressed any intent to do so, RTC has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$64,470,182	$41,045,305
Less: Deemed distributions of participant loans	(148,942)	(58,797)
Net assets available for benefits per Form 5500	$64,321,240	$40,986,508

Year Ended
December 31, 2020
Distribution to participants or beneficiaries per the financial statements	$7,224,237
Add: Deemed distributions of participant loans at December 31, 2020	148,942
Less: Deemed distributions of participant loans at December 31, 2019	(58,797)
Distribution to participants or beneficiaries per Form 5500	$7,314,382
Deemed distributions of participant loans are included within the Notes receivable from participants balance per the financial statements, however, are reported as taxable distributions per Form 5500.
NOTE 7 - TAX STATUS
On April 3, 2017, in compliance with the provisions of Circular Letter of Tax Policy No. 16-08 issued by the Puerto Rico Treasury Department on December 23, 2016, a request for determination as to qualification under the provisions of Sections 1033.09 and 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended, was filed. On February 7, 2018, a determination letter was received from The Puerto Rico Department of Treasury declaring no objection to the participation of the Plan, as amended. The trust established thereunder will be entitled to exemption from local income taxes under the Puerto Rico Internal Revenue Code of 2011. The Plan is designed and is currently being operated in compliance with the applicable requirements of the Act, as amended.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by The Puerto Rico Department of Treasury. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.
NOTE 8 - ACCOUNTING PRONOUNCEMENTS
In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. We have adopted this ASU as of January 1, 2020. This ASU did not have a significant impact on the Plan's results, as it only includes changes to disclosure requirements.

SUPPLEMENTAL SCHEDULE
UTC PUERTO RICO SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Raytheon Technologies Corporation	Common Stock	**	$9,619,811
*	State Street Global Advisors Trust Company State Street Short Term Investment Fund	Short-term Investment Fund	**	302,012
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	1,447,177
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	1,343,059
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	5,785,622
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	4,255,068
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	4,568,482
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	7,090,506
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	8,305,039
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	5,988,582
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	4,290,091
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	480,025
	Vanguard Target Retirement Income Fund	Mutual Fund	**	502,651
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	2,220,648
	Vanguard Total International Stock Index Fund	Mutual Fund	**	348,725
	Vanguard Total Bond Market Index Fund	Mutual Fund	**	1,460,584
	Vanguard Treasury Money Market Fund	Money Market Fund	**	3,285,012
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest ranging from 4.25 percent to 9 percent, terms ranging from 1 year to 11 years	—	3,063,198
				$64,356,292

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UTC PUERTO RICO SAVINGS PLAN

Dated:	June 17, 2021	By:	/s/ MICHAEL J. WOOD
Michael J. Wood
Corporate Vice President and Controller
Principal Accounting Officer